CALCULATION OF FILING FEE TABLES

Schedule TO

(Form Type)

J.P. Morgan Access Multi-Strategy Fund II

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$0.00	0.0001476%	$0.00

Fees Previously Paid	$25,007,365.30		$3,691.09

Total Transaction Valuation	$25,007,365.30

Total Fees Due for Filing			$3,691.09

Total Fees Previously Paid			$3,691.09

Total Fee Offsets			—

Net Fee Due			$0.00